UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number: 001-16383
Cheniere Energy, Inc.
(Exact name of registrant as specified in its charter)

700 Milam Street
Suite 800
Houston, TX 77002
(713) 375-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Rights to Purchase Series A Junior Participating Preferred Stock (1)
(Title of each class of securities covered by this Form)
Common Stock, par value $.003 per share
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒ Rule 12g-4(a)(2) ☐ Rule 12h-3(b)(1)(i) ☒ Rule 12h-3(b)(1)(ii) ☐ Rule 15d-6 ☐	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, Cheniere Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 24, 2013	By:	/s/ MEG A. GENTLE
	Name:	Meg A. Gentle
	Title:	Senior Vice President and Chief Financial Officer

(1)
The Rights to Purchase Series A Junior Participating Preferred Stock (the “Rights”) expired on December 10, 2012 pursuant to the terms of the Rights Agreement by and between Cheniere Energy, Inc. and Computershare Trust Company, N.A., as rights agent, dated as of October 14, 2004, as amended. Cheniere Energy, Inc. initially filed a Form 8-A to register the Rights on October 14, 2004, which was amended on January 24, 2005, October 24, 2008 and December 10, 2012.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.